SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13-d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                       CAPITAL ALLIANCE INCOME TRUST LTD.,
                         A REAL ESTATE INVESTMENT TRUST
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    13971R108
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                                 (CUSIP Number)

                                Thomas B. Swartz
                         Capital Alliance Advisors, Inc.
                          50 California St., Suite 2000
                         San Francisco, California 94111
                                 (415) 288-9575
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
| |.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.   13971R108
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas B. Swartz
           Tax ID
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)    | |      (b)   |X|
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*
           PF
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):    |_|
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           California
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                   7      SOLE VOTING POWER
                          56,716
                  --------------------------------------------------------------
NUMBER OF          8      SHARED VOTING POWER
SHARES                    0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY           9      SOLE DISPOSITIVE POWER
REPORTING                 56,716
PERSON WITH       --------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          0
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           56,716
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
           | |
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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           11%
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    14     TYPE OF REPORTING PERSON*
           IN
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
Item 1.     Security and Issuer

           The title of the class of equity shares to which this Schedule 13D relates are the Common Shares of Capital Alliance Income Trust Ltd., a Real Estate Investment Trust. The issuer's principal executive offices are located at:

                    Capital Alliance Income Trust Ltd.
                    50 California Street, Suite 2020
                    San Francisco, CA 94111

Item 2.    Identity and Background

           Name of Reporting Person:     Thomas B. Swartz

           Business Address.             Capital Alliance Income Trust Ltd.
                                         50 California Street, Suite 2020

                                         San Francisco, CA 94111

           Principal Occupation:         Chairman and Chief Executive Officer of
                                         Capital Alliance Advisors, Inc. (1989
                                         to date); Chairman, Chief Executive
                                         Officer and Director, Capital Alliance
                                         Income Trust Ltd. (1991 to date) and
                                         Capital Alliance Funding Corporation
                                         (1997 to date); Chairman, Calliance
                                         Realty Fund, LLC (1995 to date).

                                         Capital Alliance Advisors, Inc.
                                         ("CAAI") is a real estate asset manager
                                         and broker. CAAI originates,
                                         underwrites, funds, services and sells
                                         residential mortgage loans secured by
                                         trust deeds in the western United
                                         States on behalf of and is the Manager
                                         of Capital Alliance Income Trust Ltd.
                                         and a private real estate investment
                                         program.

                                         The principal office of Capital
                                         Alliance Advisors, Inc. is 50
                                         California Street, Suite 2020, San
                                         Francisco, CA 94111;
                                         telephone: (415) 288-9575 facsimile:
                                         (415) 288-9590.  As of March 31, 2001,
                                         CAAI had 15 employees.

           Legal Proceedings:            During the last five years, neither the
                                         Reporting Person nor CAAI has been a
                                         party to any criminal, civil, or
                                         federal or state securities law
                                         violation proceedings.

           Citizenship:                  United States of America

Item 3.    Source and Amount of Funds or Other Consideration

           The source of the funds used or to be used in the acquisition of the Common Shares of Capital Alliance Income Trust Ltd. by Thomas
           B. Swartz were or will be generated from personal savings or loans. The aggregate amount of funds invested was $13,671.00.

Item 4.    Purpose of Transaction

           The purchases of the Common Shares of the Issuer, made by the Reporting Person were not made with any current view toward or plan or purpose of acquiring Common Shares in a series of successive and periodic acquisitions. All of the Common Shares were acquired over an extended period of time dating back to October, 1998. The Reporting Person has acquired the Shares solely for investment purposes and all Common Shares were purchased through the public security exchanges. The Reporting Person has no present intention to seek control of the Trust or to change the management or operations of the Trust. The Reporting Person does not have any present intention to seek or cause a liquidation of the Trust. The Reporting Person has no present intention or plan that would result in the Issuer being involved in an extraordinary corporate transaction, a sale or transfer of a material amount of assets, any change in the current board of directors or management, any material change in present capitalization, any material change in the Issuer's business or corporate structure, or any action causing the Common Shares to be delisted. The Reporting Person nevertheless reserves the right, at an appropriate time, to exercise their rights as Shareholders to vote on matters subject to Shareholder vote.

Item 5.    Interest in Securities of the Issuer

                                          Reporting Person
                                          ----------------

     Last Reporting Date 9/30/01          Thomas B. Swartz
===================================       =================
 a)     Number of Shares (1)                       56,716

        % of Class                                    11%
-----------------------------------       -----------------
 b)     Number of Shares with
        Sole Power to Vote (1)                     56,716
===================================       =================
 c)     Transactions during last 60       Number of Shares
        days (1)                          Purchased
                                          Price per Share
===================================       =================

                                          NONE
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(1) Shares "beneficially owned" consist of 1,029 Common Shares and non-qualified stock options to acquire 55,687 Common Shares. All Common Shares were acquired through public security exchanges.
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Item 6.       Contracts, Arrangements, Understandings, or Relationships with
              Respect to Securities of the Issuer

              None.

Item 7.       Material to Be Filed as Exhibits

              None.


SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     /s/ Thomas B. Swartz
                                                     --------------------
                                                     Thomas B. Swartz